Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

November 21, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Joshua Shainess

Re:	Ability Inc.
Registration Statement on Form F-1, originally filed on August 24, 2018 File No. 333-226993, as amended

VIA EDGAR

Dear Mr. Shainess:

We are responding to the oral comments on November 21, 2018 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Ability Inc.’s (the “Company”) Registration Statement on Form F-1, originally filed on August 24, 2018 File No. 333-226993, as amended (the “Form F-1”).

We have set forth the Staff’s oral comments in bold below with the Company’s corresponding response.

1.       Please tell us how you considered compliance under Regulation S-X with respect to the proposed acquisition under the Stock Purchase Agreement dated as of November 20, 2018 and whether you are required to provide financial statements of the entity being acquired and if pro forma financial information reflecting the proposed acquisition is required.

Response: The Company confirms that based on consultation with outside financial advisors it concluded that since the applicable significance thresholds were not met the financial statements of the entity being acquired (the “Target”) and pro forma financial information reflecting the proposed acquisition is not required.

2.       Please confirm that the Company will submit an amended confidential treatment request with respect to the Stock Purchase Agreement dated as of November 20, 2018 according to which the Company agrees to disclose the name of the company that it is purchasing, if and when the closing occurs.

Response: The Company confirms that it will submit an amended confidential treatment request (i) agreeing to disclose the name of the Target under the terms of the above referenced Stock Purchase Agreement if and when the closing occurs, and (ii) seeking a maximum duration of confidentiality of the name of the Target until the earlier of (1) the closing, and (2) April 30, 2019.

Very truly yours,

Ability Inc.

By:	/s/ Avi Levin
Name: Avi Levin
Title: Chief Financial Officer

cc:	Mark Selinger, Esq. (McDermott Will & Emery LLP)

Gary Emmanuel, Esq. (McDermott Will & Emery LLP)